milkmen cannabis

Investors Presentation

September 2021

Federal Outlook

$30 Billion in Sales by 2025

Federal Activity towards legalization

Federal Bills proposed for easement of banking restrictions


WA
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UT
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NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MI
IN
OH
KY
TN
MS
AL
GA
FL
SC
NC
VA
WV
PA
NY
VT
NH
ME
MA
CT
RI
NJ
DE
MD
DC
AK
HI
Recreational
Medical
Illegal

Massachusetts Overview

Legalized in 2016,
First Approved License in 2018

168 Retailers

83 Cultivators

64 Product Manufacturers

Over 21 ~ 5,000,000

Cannabis Users ~ 1,000,000

Legal Users ~ 600,000

Marijuana Market

Average Monthly Consumer Market Basket: $104

Price Elasticity 49% lower than illicit cannabis

Compound Annual Growth Rate: 21% until 2024

The Product

The primary product is Premium Marjiuana Flower

Flower has a wholesale value of $4,000 per pound in MA

Over the next 3 years consultants say this will drop below $3,000

Consultants do not believe the price will fall below $2,000

We are using $3,000 in all financial calculations


milkmen
flower | 3.5 G

Marketing Overview

Brand will focus on the premium product segment

Emphasise on consumer education and brand awareness

Mimic brand positioning of a craft beer manufacturer

Our Advantage

Microgrowery Inspired Hydroponic Grow Design

High Precision monitoring of Plants and Nutrients

Advanced Analytic Through Proprietary Software, *milkbottle*

Building Industry Partnerships

Premium Product Placement

Our Facility

2 Flower Rooms

1 Vegetative Room

1 Dry/Cure Room

1 Production Room



Flower Room 1
1000 SF
Occupancy=3
Dry/Cure Room
850 SF
Occupancy=3
Existing Door
Flower Room 2
1000 SF
Occupancy=3
VEG Room
900 SF
Occupancy=3
Vault
250 SF
Occupancy=2
Production
650 SF
Occupancy=6

milkbottle

Version 1

METRC Integration

Sensor Development

Version 2

COGS Integration & Optimization

Version 3

Machine Learning & Complex Analysis

Grow Management

Plant Batches (5)

Name	METRC ID	Count
Dan Audit Test V40.2	139002	5 / 0 / 0 / 0 / 0
Gambit Test 07.19.2021	138901	4 / 0 / 0 / 0 / 1
Gambit Plantbatch Test V1.1	137601	0 / 1 / 0 / 0 / 24
Dan Plant Batch Test 1.14	137502	6 / 19 / 0 / 0 / 0
Erin Test Batch v1.1	137301	20 / 0 / 0 / 0 / 0

Items per page: 5 1 – 5 of 5

Community Outreach

Requirement outlined by the Cannabis Control Commission

Community Impact Payments to the Township

Support the Last Prisoner Project

Provide Opportunities for those disproportionately impacted by marijuana laws

Our Team



Erin Plumb
milkbottle Director



Chris Brown
Grow Operations Director



Dan Salazar
milkbottle Manager



Conor Williams
General Manager



Casey Bachman
DEI Director

Timeline


State Licensing
Host Community Agreement
Provisional License
Final License
Town Permitting
Special Permit
Occupancy Permit
Construction
Begin Building
Finish Veg Room
Finish Flower Room
Begin Building Next Phase
Growing
Plant First Batch
Harvest First Batch
Increased Harvests
milkbottle
Begin Beta Program
Version 1 Complete
COGS Optimization
Machine Learning
2/1/2021
3/1/2021
4/1/2021
5/1/2021
6/1/2021
7/1/2021
8/1/2021
9/1/2021
10/1/2021
11/1/2021
12/1/2021
1/1/2022
2/1/2022
3/1/2022
4/1/2022
5/1/2022
6/1/2022
7/1/2022
8/1/2022
9/1/2022
10/1/2022
11/1/2022
12/1/2022
1/1/2023
2/1/2023
3/1/2023
4/1/2023
5/1/2023
6/1/2023
7/1/2023
8/1/2023
9/1/2023
10/1/2023
11/1/2023
12/1/2023

Product Journey

Sale
14 Days

Packaging
1 Day

Curing
14 Days

Drying
14 Days


Total Turnaround
5-6 Months

Cloning
14 Days

Vegetative
30 - 45 Days

Flowering
60 - 90 Days

Harvest
1 Day

Financial Model



Total Revenue and Total Expenses
Revenue
Expenses
$200,000
$150,000
$100,000
$50,000
$0
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12/1/2023

Questions?